UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-15799

Ladenburg Thalmann Financial Services Inc.*

(Exact name of registrant as specified in its charter)

4400 Biscayne Boulevard, 12th Floor

Miami, Florida 33137

(305) 572-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.00% Series A Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 per share

6.50% Senior Notes due 2027

7.00% Senior Notes due 2028

7.25% Senior Notes due 2028

7.75% Senior Notes due 2029

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date:

8.00% Series A Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 per share: Less than 300

6.50% Senior Notes due 2027: Less than 300

7.00% Senior Notes due 2028: Less than 300

7.25% Senior Notes due 2028: Less than 300

7.75% Senior Notes due 2029: Less than 300

Explanatory Note:

*Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 11, 2019, by and among Ladenburg Thalmann Financial Services Inc. (the “Company”), Advisor Group Holdings, Inc., a Delaware corporation (“Advisor Group”), and Harvest Merger Sub, Inc., a Florida corporation and a wholly owned subsidiary of Advisor Group (“Merger Sub”), on February 14, 2020 Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Advisor Group in the Merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ladenburg Thalmann Financial Services Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 5, 2020

By:	/s/ Nina McKenna
Name:	Nina McKenna
Title:	General Counsel and Secretary